SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

14 May 2004	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

MATAV ANNOUNCES THAT THE TIME FRAMEWORK SET FOR THE
EXECUTION OF A DEFINITIVE AGREEMENT TO ACQUIRE
HOLDINGS OF MATAV BY PARTNER HAS EXPIRED

The Parties intend to continue discussions in an effort to reach an agreement

NETANYA, Israel – May 14, 2003 – Matav- Cable Systems Media Ltd. (Nasdaq: MATV) (“Matav”) today announced that in regard to its press release dated March 15, 2004 the time framework set for the execution of a definitive agreement to acquire holdings of Matav by Partner Communications Company Ltd., has expired and the memorandum of agreement reported on March 15, 2004 has no legal effect. However, the parties intend to continue discussions in an effort to reach an agreement. At this point there is no assurance that such an agreement shall be concluded.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include approximately 5.3 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak Ltd., one of the three providers of international long distance telephony calls.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:
Ori Gur-Arieh, Counsel Matav Cable Systems Telephone: +972-9-860-2261

Ayelet Shaked Shiloni Integrated IR Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790 E-Mail: ayelet@integratedir.com